

February 14, 2017

Board of Directors
Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, Texas 75024

Gentlemen:

As you know, Engaged Capital, LLC ("Engaged," "us," or "we") has a 12.9% economic interest in Rent-A-Center, Inc. ("RCII" or the "Company") through a combination of shares and swaps, making us one of the Company's largest shareholders. As is the case with all of our investments, we seek to work constructively with our portfolio companies, and as such, we have enjoyed an open dialogue with RCII's leadership over the past seven months. However, the lack of substantive progress in our discussions due to continued delays by the Board of Directors (the "Board") has caused us great concern.

While we believe the Board must act with a greater sense of urgency given the Company's precarious situation, we have acted with great restraint and much patience until this point. If you recall, after numerous conversations with the management team and a call with the Company's Chairman, we wrote a private letter to the Board on December 7, 2016 following the surprising dismissal of RCII's CFO. In that letter we requested a meeting with the Chairman and a subset of directors. That meeting was originally scheduled for mid-January, however the Board requested, and we obliged, to delay our meeting by two weeks following the resignation of the Company's CEO Robert Davis on January 9, 2017. Prior to our meeting in late January (which took place nearly two months after our initial request), the Company again preannounced disappointing earnings and shareholders once again saw the value of their investment severely diminished. In fact, over the roughly two months between our first letter and yesterday's close, RCII's stock price has declined an additional 26%, marking another dismal chapter in the Company's history of shareholder value destruction.

	Total Return Performance					
	1 yr	2 yr	3 yr	5 yr	7 yr	10 yr
Rent-A-Center	**(24%)**	**(70%)**	**(62%)**	**(72%)**	**(54%)**	**(67%)**
Aaron's	34%	(5%)	(0%)	7%	86%	72%
Russell 2000	45%	17%	27%	81%	151%	97%
S&P 1500 Specialty Retail Index	15%	6%	42%	118%	221%	149%
S&P 500	28%	16%	36%	92%	151%	100%
RCII Relative Returns vs:						
Aaron's	(59%)	(65%)	(62%)	(79%)	(140%)	(139%)
Russell 2000	(70%)	(88%)	(89%)	(153%)	(205%)	(164%)
S&P 1500 Specialty Retail Index	(39%)	(77%)	(105%)	(190%)	(276%)	(217%)
S&P 500	(52%)	(86%)	(98%)	(164%)	(205%)	(167%)

Source: FactSet, as of 2/13/2017

ENGAGED CAPITAL LLC • 610 NEWPORT CENTER DRIVE • SUITE 250 • NEWPORT BEACH, CA 92660 • TEL 949-734-7900 • FAX 949-734-7901

We left our January meeting with two RCII directors believing we had a constructive dialogue. We were encouraged by the Board's commitment to maintain close lines of communications with us in the weeks following our meeting while the Company's leadership discussed our recommendations and charted the best path forward to restore shareholder value. Unfortunately, despite open lines of communication, the best characterization of the Board's actions following our meeting has been to provide us with a lesson in "foot dragging." Due to our concern that the Board has merely been paying lip service to our suggestions, we felt compelled to communicate our frustrations in this second letter.

Misalignment with Shareholders and Poor Governance

Until our recent involvement as shareholders, the Board appears to have been largely "asleep at the wheel" as the operating performance of the Company deteriorated over the past few years due mainly to a series of company-specific missteps. We would remind the Board that a little over two years ago RCII's stock was trading above $35 per share. Since then, RCII shares have declined by over 75%. Shareholders are right to ask: How could the Board allow this to happen? Who is acting as our fiduciaries in the boardroom? Unfortunately, we believe the answers to these questions may be found through close scrutiny of the Board's composition, where director loyalties to individuals, rather than to the Company's shareholders, take precedent.

For example, while we acknowledge and respect the accomplishments of Chairman Mark Speese in building RCII over the course of his career, we believe Mr. Speese's multiple titles of Chairman, interim CEO and co-founder make him vulnerable to conflicts of interest. Further, we question whether the remaining six incumbent directors are truly independent. Do they have the freedom and courage to act in the best interest of shareholders even if that means potentially running afoul of Mr. Speese's personal interests regarding the future of the Company? We believe these concerns are well founded given that five of seven directors have been on the Board for over ten years while two directors, including Mr. Speese, have been on the Board for over twenty years.

The Board's inertia was most recently demonstrated by the strange timing of senior management changes at the Company. First, CEO Robert Davis terminated his CFO Guy Constant on December 2, 2016 only to find himself severed from the Company roughly one month later. As we cannot imagine a Board negligent enough to allow a "lame duck" CEO to terminate his CFO weeks before his own departure, we are left to surmise that the Board had no intention of making a CEO change until very recently. In other words, the recent steps the Board has taken to oversee management change and propose a turnaround plan have been reactive rather than proactive.

Path to Shareholder Value Creation

While the Company's performance has been abysmal, we, like you, want to see the business stabilized and shareholder value recovered. The Board must remain objective when evaluating the best path forward. Today, RCII has both an interim CEO and CFO, no COO or CMO, and numerous other organizational holes to fill as a talent exodus occurred under the previous CEO's tenure. Mr. Speese has now resumed operational leadership of the Company after presiding as Chairman over the disastrous tenure of a CEO he personally selected and under the governance of a Board that has largely been in place for over a decade. At times like these, <u>every option</u> must be on the table.

We are concerned that Mr. Speese's history and personal interest in the Company may bias him against the careful evaluation of all strategic options available to RCII. In addition, the Board has no independent directors with rent-to-own experience to bring to bear when evaluating Mr. Speese's assessment of the operations and his optimism regarding a potential turnaround effort. We fear that the Board may be placing undue reliance on Mr. Speese's judgment, which has the clear potential to be in conflict with what is best for the Company's shareholders.

As we advocated in our December letter, we believe a strategic alternatives process is necessary to fully evaluate the corporate strategy and/or corporate structure of RCII. Following the Q4 preannouncement, interim management stated the turnaround could take 12 to 18 months. Even under a favorable operating environment, there is no shortcut to returning to growth given the nature of this business. Operating results are likely to get worse before they get better. Benchmarking the <u>risk-adjusted</u> value of all options available to the Company is critical given the clear risks inherent in undertaking a difficult, public market turnaround strategy that will be led by an interim management team. How can the Board evaluate the best path forward if it refuses to fully explore one of those paths?

It is our belief that the most logical outcome from a strategic alternatives process is a sale of the entire Company. To be clear, we believe RCII has ample runway to create value for the Company's owners after years of mismanagement. The turnaround is simply more efficiently and successfully done in the private markets and we believe public shareholders, including ourselves, would be handsomely compensated for much of that turnaround value without having to bear the turnaround risk.

It is imperative that the Board benchmark all risk-adjusted alternatives before solely committing to a public market turnaround strategy. If the Board can sell the Company for a high percentage of the inherent value of RCII in a "fixed" scenario today, we think shareholders would welcome this outcome. We are confident that if a public process is announced, numerous credible buyers will participate. The only reason we can think of as to why the Board would choose not to run a strategic alternatives process is fear of what might result from that process, such as offers for the Company at prices that are too attractive to reject. If the Board is dead set on keeping the Company public at all costs, what could pose a bigger threat than opening up the Company to potential offers? We, along with other shareholders, hope this is not the mindset of the Board, but actions thus far have shown us that this remains a present risk.

In closing, we have maintained and intend to continue a constructive dialogue with the Board; however, we cannot sit idly by while the Company's value continues to decline. We would hope and expect the Board to act objectively and expediently for the benefit of all shareholders. To the extent that the Board fails to do so, we are fully prepared to nominate a slate of independent director candidates at the upcoming annual meeting who are capable of representing the best interests of RCII's public shareholders, the true owners of the Company. RCII shareholders have worn much pain over the last few years in no small part due to this Board's ineffective governance, and it is time to reassure investors there is light at the end of the tunnel.

Best Regards,



Glenn W. Welling

cc: Mark E. Speese, Chairman and Interim Chief Executive Officer
        Michael J. Gade, Director
        Rishi Garg, Director
        Jeffery M. Jackson, Director
        J. V. Lentell, Director
        Steven L. Pepper, Director
        Leonard H. Roberts, Director